Exhibit 99.1
Baidu Announces First Quarter 2011 Results
BEIJING, China, April 27, 2011 — Baidu, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the first quarter ended March 31, 20111.
First Quarter 2011 Highlights
•	Total revenues in the first quarter of 2011 were RMB2.436 billion ($372.0 million), an 88.3% increase from the corresponding period in 2010.
•	Operating profit in the first quarter of 2011 was RMB1.195 billion ($182.4 million), a 125.1% increase from the corresponding period in 2010.
•
Net income in the first quarter of 2011 was RMB1.071 billion ($163.5 million), a 122.8% increase from the corresponding period in 2010. Diluted earnings per ADS[2] for the first quarter of 2011 were RMB3.06 ($0.47); diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) for the first quarter of 2011 were RMB3.15 ($0.48).

“Monetization improvements combined with continuing solid traffic growth drove another great quarter for Baidu,” said Robin Li, chairman and chief executive officer of Baidu. “We remain focused on enhancing our Phoenix Nest platform to improve return on investments for our existing customers and enhancing awareness of the benefits of search engine marketing among the tens of millions of SMEs and large companies in China who are not yet using our Phoenix Nest platform.”
Mr. Li continued, “User experience is central to our success, and users are responding positively to our efforts to integrate many different forms of data and applications into search. We are particularly excited about the growth of our open application platform, which now generates millions of clicks per day. Groundbreaking initiatives like this help us attract and retain users and demonstrate the progress of Box Computing, our vision for the future in which users will access the Internet through a simple command box powered by sophisticated backend programming.”
Jennifer Li, Baidu’s chief financial officer, commented, “Our top and bottom line results grew strongly in the first quarter despite usual seasonal weakness. We will continue to support the long-term growth of the Company by focusing significant investment on R&D, marketing, network infrastructure and strategic investments over the coming quarters.”

[1]
This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5483 to US$1.00, the effective noon buying rate as of March 31, 2011 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

[2]
Effective on May 12, 2010, Baidu adjusted the ratio of its American depositary shares (“ADSs”) representing Class A ordinary shares from one (1) ADS for one (1) Class A ordinary share to ten (10) ADSs for one (1) Class A ordinary share. All earnings per ADS figures in this announcement give effect to the forgoing ADS to share ratio change.

First Quarter 2011 Results
Baidu reported total revenues of RMB2.436 billion ($372.0 million) for the first quarter of 2011, representing an 88.3% increase from the corresponding period in 2010.
Online marketing revenues for the first quarter of 2011 were RMB2.435 billion ($371.8 million), representing an 88.2% increase from the corresponding period in 2010. Baidu had approximately 274,000 active online marketing customers in the first quarter of 2011, representing a 24.0% increase from the corresponding period in 2010 and a 0.7% decrease from the previous quarter. Revenue per online marketing customer for the first quarter was approximately RMB8,900 ($1,359), a 50.8% increase from the corresponding period in 2010 and flat compared to the previous quarter.
Traffic acquisition cost (TAC) as a component of cost of revenues was RMB198.6 million ($30.3 million), representing 8.2% of total revenues, as compared to 13.2% in the corresponding period in 2010 and 8.1% in the fourth quarter of 2010.
Bandwidth costs as a component of cost of revenues were RMB121.9 million ($18.6 million), representing 5.0% of total revenues, compared to 4.5% in the corresponding period in 2010. Depreciation costs as a component of cost of revenues were RMB122.8 million ($18.8 million), representing 5.0% of total revenues, compared to 5.1% in the corresponding period in 2010.
Selling, general and administrative expenses were RMB332.6 million ($50.8 million), representing an increase of 55.0% from the corresponding period in 2010, primarily due to increased personnel costs and marketing expenses.
Research and development expenses were RMB239.3 million ($36.5 million), a 95.9% increase from the corresponding period in 2010. The increase was primarily due to increased R&D personnel expenses.
Share-based compensation expenses, which were allocated to related operating costs and expense line items, were RMB31.3 million ($4.8 million) in the first quarter of 2011, compared to RMB19.5 million in the corresponding period in 2010 and RMB28.2 million in the previous quarter.
Operating profit was RMB1.195 billion ($182.4 million), representing a 125.1% increase from the corresponding period in 2010. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB1.226 billion ($187.2 million), a 122.8% increase from the corresponding period in 2010.
Income tax expense was RMB181.3 million ($27.7 million), compared to an income tax expense of RMB70.7 million in the corresponding period in 2010. The effective tax rate for the first quarter of 2011 was 14.5%, compared to 12.8% for the corresponding period in 2010 and 12.1% in the previous quarter.

Net income was RMB1.071 billion ($163.5 million), representing a 122.8% increase from the corresponding period in 2010. Basic and diluted earnings per ADS for the first quarter of 2011 amounted to RMB3.07 ($0.47) and RMB3.06 ($0.47), respectively.
Net income excluding share-based compensation expenses (non-GAAP) was RMB1.102 billion ($168.3 million), a 120.3% increase from the corresponding period in 2010. Basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) for the first quarter of 2011 amounted to RMB3.16 ($0.48) and RMB3.15 ($0.48), respectively.
As of March 31, 2011, Baidu had cash, cash equivalents and short-term investments of RMB8.644 billion ($1.320 billion). Net operating cash inflow and capital expenditures for the first quarter of 2011 were RMB977.3 million ($149.2 million) and RMB386.8 million ($59.1 million), respectively.
Adjusted EBITDA (non-GAAP), defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, was RMB1.387 billion ($211.9 million) for the first quarter of 2011, representing a 116.4% increase from the corresponding period in 2010.
Outlook for Second Quarter 2011
Baidu currently expects to generate total revenues in an amount ranging from RMB3.230 billion ($493.3 million) to RMB3.300 billion ($503.9 million) for the second quarter of 2011, representing a 68.7% to 72.4% year-over-year increase. This forecast reflects Baidu’s current and preliminary view, which is subject to change.
Conference Call Information
Baidu’s management will hold an earnings conference call at 8:00 PM on April 27, 2011 U.S. Eastern Daylight Time (8:00 AM on April 28, 2011 Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

US:	+1 617 213 8895
UK:	+44 207 365 8426
Hong Kong:	+852 3002 1672
Passcode for all regions: 58929363
A replay of the conference call may be accessed by phone at the following number until May 4, 2011:
International: +1 617 801 6888
Passcode: 66685467
Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu
Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs currently trade on the NASDAQ Global Select Market under the symbol “BIDU”. Each of Baidu’s Class A ordinary shares is represented by 10 ADSs.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the second quarter 2011 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures
To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted earnings per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.
Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses, particularly share-based compensation expenses, that may not be indicative of its operating performance or financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu has computed its non-GAAP financial measures using the same consistent method from quarter to quarter since April 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. A limitation of using non-GAAP adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures.
For investor and media inquiries, please contact:
China
Victor Tseng
Baidu, Inc.
Tel: 86-10-5992-7244
ir@baidu.com
Cynthia He
Brunswick Group LLC
Tel: 86-10-6566-2256
che@brunswickgroup.com
U.S.
Ms. Kate Tellier
Brunswick Group LLC
Tel: 1-212-333-3810
ktellier@brunswickgroup.com

Baidu, Inc.
Condensed Consolidated Balance Sheets

	March 31	December 31
(in RMB thousands)	2011	2010
	Unaudited	Audited

ASSETS
Current assets:
Cash and cash equivalents	8,499,309	7,781,976
Restricted cash	171,507	38,278
Short-term investments	144,364	376,492
Accounts receivable, net	354,385	296,900
Other assets,current	156,716	103,654
Due from related parties	158,251	98,660
Deferred tax assets, net	88,297	86,487

Total current assets	9,572,829	8,782,447

Non-current assets:
Fixed assets, net	1,917,688	1,622,412
Intangible assets, net	238,563	115,798
Goodwill	63,686	63,686
Long-term investments, net	428,955	287,968
Deferred tax assets, net	30,843	30,843
Other assets,non-current	185,493	145,285

Total non-current assets	2,865,228	2,265,992

TOTAL ASSETS	12,438,057	11,048,439

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	130,966	—
Accounts payable and accrued liabilities	1,451,934	1,317,771
Customer advances and deposits	891,993	1,029,344
Deferred revenue	201,189	109,032
Deferred income	15,310	—
Due to related parties	94,950	95,700

Total current liabilities	2,786,342	2,551,847

Non-current liabilities:
Long-term payable for business acquisition	—	—
Deferred Income	—	5,000
Loans payable, noncurrent	140,000	86,000

Total non-current liabilities	140,000	91,000

Total liabilities	2,926,342	2,642,847

Shareholders’ equity
Class A Ordinary Shares, Par value US$0.00005 per share, 825,000,000 shares authorized, and 27,045,340 shares and 27,076,768 shares issued and outstanding as at December 31, 2010 and March 31, 2011	12	12
Class B Ordinary Shares, Par value US$0.00005 per share, 35,400,000 shares authorized, and 7,804,332 shares and 7,804,332 shares issued and outstanding as at December 31, 2010 and March 31, 2011	3	3
Additional paid-in capital	1,599,832	1,557,258
Accumulated other comprehensive loss	(124,386)	(117,378)
Retained earnings	8,036,254	6,965,697

Total shareholders’ equity	9,511,715	8,405,592

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,438,057	11,048,439

Baidu, Inc.
Condensed Consolidated Statements of Income

	For the Three Months Ended
	March 31,	March 31,	December 31,
(in RMB thousands except for share, per share and per ADS information)	2011	2010	2010
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	2,434,780	1,293,396	2,450,494
Other services	1,426	519	411

Total revenues	2,436,206	1,293,915	2,450,905

Operating costs and expenses:
Cost of revenues (note 1, 2)	(669,713)	(426,405)	(630,976)
Selling, general and administrative (note 2)	(332,609)	(214,568)	(313,221)
Research and development (note 2)	(239,282)	(122,129)	(231,906)

Total operating costs and expenses	(1,241,604)	(763,102)	(1,176,103)

Operating profit	1,194,602	530,813	1,274,802

Other income:
Interest income	41,724	11,374	23,268
Foreign exchange (loss) gain, net	(1,933)	(1)	30
Loss from equity method investments	(7,861)	247	(6,679)
Other income, net	25,324	8,797	28,828

Total other income	57,254	20,417	45,447

Income before income taxes	1,251,856	551,230	1,320,249

Income taxes	(181,299)	(70,693)	(159,635)

Net income	1,070,557	480,537	1,160,614

Earnings per share for Class A and Class B ordinary shares:
Basic	30.71	13.82	33.31
Diluted	30.63	13.77	33.22

Earnings per ADS (1 Class A ordinary share equals 10 ADSs ):
Basic	3.07	1.38	3.33
Diluted	3.06	1.38	3.32

Weighted average number of Class A and Class B ordinary shares outstanding
Basic	34,865,552	34,766,823	34,842,234
Diluted	34,953,148	34,894,049	34,941,976

(1) Cost of revenues are detailed as follows:
Business tax and surcharges	(159,426)	(81,301)	(160,750)
Traffic acquisition costs	(198,602)	(171,349)	(199,367)
Bandwidth costs	(121,852)	(58,012)	(99,202)
Depreciation costs	(122,843)	(65,888)	(97,997)
Operational costs	(65,269)	(48,256)	(72,047)
Share-based compensation expenses	(1,721)	(1,599)	(1,613)

Total cost of revenues	(669,713)	(426,405)	(630,976)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(1,721)	(1,599)	(1,613)
Selling, general and administrative	(11,509)	(8,593)	(9,610)
Research and development	(18,083)	(9,339)	(16,963)

Total share-based compensation expenses	(31,313)	(19,531)	(28,186)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)
(in RMB thousands, unaudited)

	Three months ended			Three months ended			Three months ended
	March 31, 2010			December 31, 2010			March 31, 2011
	GAAP		Non-GAAP	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment	Results	Result	Adjustment	Results
Operating profit	530,813	19,531	550,344	1,274,802	28,186	1,302,988	1,194,602	31,313	1,225,915

	Three months ended			Three months ended			Three months ended
	March 31, 2010			December 31, 2010			March 31, 2011
	GAAP		Non-GAAP	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment	Results	Result	Adjustment	Results
Net income	480,537	19,531	500,068	1,160,614	28,186	1,188,800	1,070,557	31,313	1,101,870

(*)	The adjustment is only for share-based compensation.
Reconciliation from net cash provided by operating activities to adjusted EBITDA(*)
(in RMB thousands, unaudited)

	Three months ended	As a % of	Three months ended	As a % of	Three months ended	As a % of
	March 31, 2010	total revenues	December 31, 2010	total revenues	March 31, 2011	total revenues
Net cash provided by operating activities	424,321	33%	1,769,590	72%	977,306	40%

Changes in assets and liabilities, net of effects of acquisitions	166,559	13%	(448,306)	-18%	286,139	12%
Income taxes expenses	70,693	5%	159,635	7%	181,299	7%
Interest income and other, net	(20,417)	-2%	(45,447)	-2%	(57,254)	-2%

Adjusted EBITDA	641,156	49%	1,435,472	59%	1,387,490	57%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.